                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-B


            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS



                   FILED PURSUANT TO SECTION 12(B) OR (G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                            TECHNICLONE CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                    DELAWARE                             95-3694822
--------------------------------------------------------------------------------
         (State or other jurisdiction of             (I.R.S. Employer
         incorporation or organization)             Identification No.)



       14282 Franklin Avenue, Tustin, California         92780-7017
--------------------------------------------------------------------------------
       (Address of principal executive offices)          (Zip Code)



       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
                   -----------------------------------------
                                (Title of class)

                           Exhibit Index is on Page 7

ITEM 1.      GENERAL INFORMATION.

             (a) Techniclone Corporation, a Delaware corporation, was organized under the laws of the State of Delaware on September 25, 1996. As used in this registration statement, the terms "Registrant" and "Techniclone Delaware" refer to Techniclone Corporation, a Delaware corporation, and the term "Company" refers to Registrant and its predecessor.

             (b)      The Company's fiscal year ends on April 30 of each year.

ITEM 2.      TRANSACTION OF SUCCESSION.

             (a) The predecessor of Techniclone Delaware was a corporation organized under the laws of the State of California named Techniclone International Corporation ("Techniclone California"). The Common Stock, no par value, of Techniclone California was registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 at the time of the succession.

             (b) Registrant was incorporated in Delaware on September 25, 1996, and became a wholly-owned subsidiary of Techniclone California. On September 27, 1996, the shareholders of Techniclone California approved a merger (the "Merger") of Techniclone California with and into Registrant for the purpose of changing the state of incorporation of Techniclone California from California to Delaware. The Merger was effected pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") between Registrant and Techniclone California, and became effective on March 19, 1997. Registrant is the surviving corporation in the Merger.

             A more complete description of the Merger is contained in the Proxy Statement dated August 12, 1996, for the Annual Meeting of Shareholders of Techniclone California held on September 27, 1996. A copy of that Proxy Statement is filed as Exhibit 2.1 to this registration statement.

             Upon the effectiveness of the Merger each outstanding share of Techniclone California Common Stock, without par value, was automatically converted into one share of Techniclone Delaware Common Stock, $.001 par value and each share of Techniclone California Class B Convertible Preferred Stock, $1.00 par value per share was automatically converted into one share of Techniclone Delaware Class B Convertible Preferred Stock, $0.001 par value per share. No other shares of capital stock of Registrant were issued in connection with the Merger. Therefore, there were outstanding immediately after the effective date of the Merger the same number of shares of Registrant's Common Stock and Class B Convertible Preferred Stock as there were shares of Techniclone California Common Stock and Class B Convertible Preferred Stock outstanding immediately prior to the effective date of the Merger.

ITEM 3.      SECURITIES TO BE REGISTERED.

             There are presently 50,000,000 shares of Registrant's Common Stock authorized, of which 22,167,352 shares are presently issued and outstanding.
No shares are held by or for the account of Registrant.

ITEM 4.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

           Holders of Common Stock of the Registrant are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Registrant and subject to the rights of the holders of outstanding shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive pro-rata all of the remaining assets of the Registrant available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock.

ITEM 5.    FINANCIAL STATEMENTS AND EXHIBITS.

           (a) Financial Statements: No financial statements are filed with this registration statement because the capital structure and balance sheet of Techniclone Delaware immediately after the succession were substantially the same as those of Techniclone California.

           (B)      EXHIBITS:

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
  1.1            Agreement and Plan of Merger of Techniclone Corporation, a
                 Delaware corporation, and Techniclone International Corporation a California corporation (included as Exhibit A to the Proxy
                 Statement filed as Exhibit 2.1 hereto).

  2.1 Proxy Statement dated August 12, 1996, for the Annual Meeting of Shareholders of Techniclone International Corporation a
                 California corporation, held on September 27, 1996 (the "Proxy
                 Statement").

  3.1            Certificate of Incorporation of Techniclone Corporation, a
                 Delaware corporation (included as Exhibit B to the Proxy
                 Statement filed as Exhibit 2.1 hereto).

  3.2            Bylaws of Techniclone Corporation, a Delaware corporation
                 (included as Exhibit C to the Proxy Statement filed as Exhibit
                 2.1 hereto).

  4.1 Form of Certificate for Common Stock (Incorporated by reference to the exhibit of the same number contained in Registrants'
                 Annual Report on Form 10-K for the year end April 30, 1988)

  4.4            Form of Subscription Agreement entered into with Series B
                 Convertible Preferred Stock Subscribers (Incorporated by reference to Exhibit 4.1 contained in Registrant's Report on Form 8-K dated December 27, 1995, as filed with the Commission on or about January 24, 1996)

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
  4.5            Registration Rights Agreement dated December __, 1995, by and among Swartz Investments, Inc. and the holders of the
                 Registrant's Series B Convertible Preferred Stock (incorporated by reference to Exhibit 4.2 contained in Registrant's Current
                 Report on Form 8-K dated December 27, 1995 as filed with the
                 Commission on or about January 24, 1996)

  4.6            Warrant to Purchase Common Stock of Registrant issued to Swartz
                 Investments, Inc. (Incorporated by reference to Exhibit 4.3 contained in Registrant's Current Report on Form 8-K dated
                 December 27, 1995 as filed with the Commission on or about
                 January 24, 1996

 10.22 1982 Stock Option Plan (Incorporated by reference to the exhibit contained in Registrant's Registration Statement on Form S-8 (File No. 2-85628))

 10.23           Incentive Stock Option, Nonqualified Stock Option and
                 Restricted Stock Purchase Plan - 1986 (Incorporated by reference to the exhibit contained in Registrant's Registration
                 Statement on Form S-8 (File No. 33-15102)

 10.24           Cancer Biologics Incorporated Incentive Stock Option,
                 Nonqualified Stock Option and Restricted Stock Purchase Plan -
                 1987 (Incorporated by reference to the exhibit contained in Registrant's Registration Statement on Form S-8 (File No.
                 33-8664))

 10.25           Amendment to 1982 Stock Option Plan dated March 1, 1988
                 (Incorporated by reference to the exhibit of the same number contained in Registrants' Annual Report on Form 10-K for the year ended April 30, 1988)

 10.26           Amendment to 1986 Stock Option Plan dated March 1, 1988
                 (Incorporated by reference to the exhibit of the same number contained in Registrant's Annual Report on Form 10-K for the year ended April 30, 1998)

 10.31           Agreement dated February 5, 1996, between Cambridge Antibody
                 Technology, Ltd. and Registrant (Incorporated by reference to Exhibit 10.1 contained in Registrant's Current Report on Form
                 8-K dated February 5, 1996, as filed with the Commission on or about February 8, 1996)

 10.32           Distribution Agreement dated February 29, 1996, between
                 Biotechnology Development, Ltd. and Registrant (Incorporated by reference to Exhibit 10.1 contained in Registrant's Current
                 Report on Form 8-K dated February 29, 1996, as filed with the Commission on or about March 7, 1996)

 10.33           Option Agreement dated February 29, 1996, by and between
                 Biotechnology Development, Ltd. And Registrant (Incorporated by reference to Exhibit 10.2 contained in Registrant's Current
                 Report on Form 8-K dated February 29, 1996, as filed with the Commission on or about March 7, 1996)

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
 10.34           Purchase Agreement for Real Property and Escrow Instructions
                 dated as of March 22, 1996, by and between TR Koll Tustin Tech
                 Corp. and Registrant (Incorporated by reference to Exhibit 10.1 contained in Registrant's Current Report on Form 8-K dated
                 March 25, 1996, as filed with the Commission on or about April
                 5, 1996)

 10.35           Incentive Stock Option and Nonqualified Stock Option Plan-1993
                 (Incorporated by reference to the exhibit contained in Registrants' Registration Statement on Form S-8 (File No.
                 33-87662)).

 10.36 Promissory Note dated October 24, 1996 in the original principal amount of $1,020,000 payable to Imperial Thrift and Loan Association by Registrant (Incorporated by reference to Exhibit 10.1 to Registrants' Current Report on Form 8-K dated
                 October 25, 1996)

 10.37           Deed of Trust dated October 24, 1996 among Registrant and
                 Imperial Thrift and Loan Association (Incorporated by reference to Exhibit 10.2 to Registrants' Current Report on Form 8-K dated October 25, 1996)

 10.38           Assignment of Lease and Rents dated October 24, 1996 between
                 Registrant and Imperial Thrift and Loan Association
                 (Incorporated by reference to Exhibit 10.3 on Registrants'
                 Current Report on Form 8-K dated October 25, 1996)

 10.39           Commercial Security Agreement dated October 24, 1996 between
                 Imperial Thrift and Loan Association and Registrant
                 (Incorporated by reference to Exhibit 10.4 on Registrants'
                 Current Report on Form 8-K dated October 25, 1996)

 10.40 1996 Stock Incentive Plan (Incorporated by reference to the exhibit contained in Registrants' Registration Statement in form S-8 (File No. 333-17513))

 10.41           Stock Exchange Agreement dated as of January 15, 1997 among the stockholders of Peregrine Pharmaceuticals, Inc. and Registrant
                 (Incorporated by reference to Exhibit 2.1 to Registrants'
                 Quarterly Report on From 10-Q for the quarter ended January 31,
                 1997)





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

                                   SIGNATURE

                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 21, 1997

                                        TECHNICLONE CORPORATION


                                        By:      /s/ William V. Moding
                                                 ---------------------------
                                                 William V. Moding Vice
                                                 President-Finance and Chief
                                                 Financial Officer





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
                                 EXHIBIT INDEX


EXHIBIT                                                                      SEQUENTIALLY
NUMBER           DESCRIPTION                                                 NUMBERED PAGE
-------          -----------                                                 -------------
1.1              Agreement and Plan of Merger of Techniclone                      ---
                 Corporation, a Delaware corporation, and
                 Techniclone International Corporation a California
                 corporation (included as Exhibit A to the Proxy
                 Statement filed as Exhibit 2.1 hereto).

2.1              Proxy Statement dated August 12, 1996, for the                    11
                 Annual Meeting of Shareholders of Techniclone
                 International Corporation a California corporation,
                 held on September 27, 1996 (the "Proxy Statement").

3.1              Certificate of Incorporation of Techniclone Corporation,         ---
                 a Delaware corporation (included as Exhibit B to the
                 Proxy Statement filed as Exhibit 2.1 hereto).

3.2              Bylaws of Techniclone Corporation, a Delaware                    ---
                 corporation (included as Exhibit C to the Proxy
                 Statement filed as Exhibit 2.1 hereto).

4.1              Form of Certificate for Common Stock Incorporated                ---
                 by reference to the exhibit of the same number contained
                 in Registrants' Annual Report on Form 10-K for the year
                 end April 30, 1988.

4.4              Form of Subscription Agreement entered into with                 ---
                 Series B  Convertible Preferred Stock Subscribers
                 (Incorporated by  reference to Exhibit 4.1 contained
                 in Registrant's Report on Form 8-K dated
                 December 27, 1995, as filed with the Commission
                 on or about January 24, 1996)

4.5              Registration Rights Agreement dated December __,                 ---
                 1995, by and among Swartz Investments, Inc. and
                 the holders of the Registrant's Series B Convertible
                 Preferred Stock (incorporated by reference to Exhibit 4.2
                 contained in Registrant's Current Report on Form 8-K
                 dated December 27, 1995 as filed with the Commission
                 on or about January 24, 1996)

EXHIBIT                                                                        SEQUENTIALLY
NUMBER          DESCRIPTION                                                    NUMBERED PAGE
-------         -----------                                                    -------------
4.6             Warrant to Purchase Common Stock of Registrant issued               ---
                to Swartz Investments, Inc. (Incorporated by reference
                to Exhibit 4.3 contained in Registrant's Current Report
                on Form 8-K dated December 27, 1995 as filed with
                the Commission on or about January 24, 1996

10.22           1982 Stock Option Plan (Incorporated by reference to                ---
                the exhibit contained in Registrant's Registration
                Statement on Form S-8 (File No. 2-85628))

10.23           Incentive Stock Option, Nonqualified Stock Option                   ---
                and Restricted Stock Purchase Plan - 1986 (Incorporated
                by reference to the exhibit contained in Registrant's
                Registration Statement on Form S-8 (File No. 33-15102)

10.24           Cancer Biologics Incorporated Incentive Stock Option,               ---
                Nonqualified Stock Option and Restricted Stock
                Purchase Plan - 1987 (Incorporated by reference to
                the exhibit contained in Registrant's Registration
                Statement on Form S-8 (File No. 33-8664))

10.25           Amendment to 1982 Stock Option Plan dated March 1,                  ---
                1988 (Incorporated by reference to the exhibit of the
                same number contained in Registrants' Annual Report
                on Form 10-K for the year ended April 30, 1988

10.26           Amendment to 1986 Stock Option Plan dated March 1,                  ---
                1988 (Incorporated by reference to the exhibit of the
                same number contained in Registrant's Annual Report
                on Form 10-K for the year ended April 30, 1998)

10.31           Agreement dated February 5, 1996, between Cambridge                 ---
                Antibody Technology, Ltd. and Registrant (Incorporated
                by reference to Exhibit 10.1 contained in Registrant's
                Current Report on Form 8-K dated February 5, 1996,
                as filed with the Commission on or about February 8, 1996)

EXHIBIT                                                                        SEQUENTIALLY
NUMBER          DESCRIPTION                                                    NUMBERED PAGE
-------         -----------                                                    -------------
10.32           Distribution Agreement dated February 29, 1996,                     ---
                between Biotechnology Development, Ltd. And
                Registrant (Incorporated by reference to Exhibit 10.1
                contained in Registrant's Current Report on Form 8-K
                dated February 29, 1996, as filed with the Commission
                on or about March 7, 1996)

10.33           Option Agreement dated February 29, 1996, by and                    ---
                between Biotechnology Development, Ltd. And
                Registrant (Incorporated by reference to Exhibit 10.2
                contained in Registrant's Current Report on Form 8-K
                dated February 29, 1996, as filed with the Commission
                on or about March 7, 1996)

10.34           Purchase Agreement for Real Property and Escrow                     ---
                Instructions dated as of March 22, 1996, by and
                between TR Koll Tustin Tech Corp. and Registrant
                (Incorporated by reference to Exhibit 10.1 contained
                in Registrant's Current Report on Form 8-K dated
                March 25, 1996, as filed with the Commission on or
                about April 5, 1996)

10.35           Incentive Stock Option and Nonqualified Stock Option                ---
                Plan-1993 (Incorporated by reference to the exhibit
                contained in Registrants' Registration Statement on
                Form S-8 (File No. 33-87662)).

10.36           Promissory Note dated October 24, 1996 in the                       ---
                original principal amount of $1,020,000 payable
                to Imperial Thrift and Loan Association by
                Registrant (Incorporated by reference to Exhibit 10.1
                to Registrants' Current Report on Form 8-K dated
                October 25, 1996)

10.37           Deed of Trust dated October 24, 1996 among                          ---
                Registrant and Imperial Thrift and Loan Association
                (Incorporated by reference to Exhibit 10.2 to
                Registrants' Current Report on Form 8-K dated
                October 25, 1996)

NUMBER         DESCRIPTION                                                    NUMBERED PAGE
-------        -----------                                                    -------------
10.38          Assignment of Lease and Rents dated October 24,                     ---
               1996 between Registrant and Imperial Thrift and
               Loan Association (Incorporated by reference to
               Exhibit 10.3 on Registrants' Current Report on
               Form 8-K dated October 25, 1996)

10.39          Commercial Security Agreement dated October 24,                     ---
               1996 between Imperial Thrift and Loan Association
               and Registrant (Incorporated by reference to
               Exhibit 10.4 on Registrants' Current Report on
               Form 8-K dated October 25, 1996)

10.40          1996 Stock Incentive Plan (Incorporated by reference                ---
               to the exhibit contained in Registrants' Registration
               Statement in form S-8 (File No. 333-17513))

10.41          Stock Exchange Agreement dated as of January 15,                    ---
               1997 among the stockholders of Peregrine
               Pharmaceuticals, Inc. and Registrant (Incorporated
               by reference to Exhibit 2.1 to Registrants' Quarterly
               Report on From 10-Q for the quarter ended January 31, 1997)





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